UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2020
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC, V6C 2K2, Canada
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2020

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2020	2019
	$	$
Revenues (note 3)	574,054	486,873
Voyage expenses	(121,564)	(108,783)
Vessel operating expenses	(153,293)	(156,992)
Time-charter hire expenses (note 6)	(27,056)	(29,838)
Depreciation and amortization	(72,917)	(72,107)
General and administrative expenses	(18,277)	(22,972)
Write-down and loss on sale (note 7)	(94,606)	(3,328)
Gain on commencement of sales-type lease (note 3)	44,943	—
Restructuring charges (note 14)	(2,388)	(8,621)
Income from vessel operations	128,896	84,232
Interest expense	(62,520)	(73,671)
Interest income	2,803	2,689
Realized and unrealized losses on non-designated derivative instruments (note 16)	(21,663)	(5,423)
Equity income (loss) (note 4 and 13b)	2,313	(61,653)
Foreign exchange gain (loss) (notes 10 and 16)	6,646	(2,630)
Other (loss) income	(681)	28
Income (loss) before income taxes	55,794	(56,428)
Income tax expense (note 17)	(3,792)	(5,036)
Net income (loss)	52,002	(61,464)
Net income attributable to non-controlling interests	(101,807)	(22,793)
Net loss attributable to the shareholders of Teekay Corporation	(49,805)	(84,257)
Per common share of Teekay Corporation (note 18)
• Basic loss attributable to shareholders of Teekay Corporation	(0.49)	(0.84)
• Diluted loss attributable to shareholders of Teekay Corporation	(0.49)	(0.84)
Weighted average number of common shares outstanding (note 18)
• Basic and Diluted	100,887,551	100,520,421

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2020	2019
	$	$
Net income (loss)	52,002	(61,464)
Other comprehensive loss:
Other comprehensive loss before reclassifications
Unrealized loss on qualifying cash flow hedging instruments	(57,552)	(21,509)
Pension adjustments, net of taxes	(15)	(87)
Amounts reclassified from accumulated other comprehensive loss relating to:
Realized loss (gain) on qualifying cash flow hedging instruments
To interest expense (note 16)	152	(251)
To equity income (loss)	3,504	(500)
Other comprehensive loss	(53,911)	(22,347)
Comprehensive loss	(1,909)	(83,811)
Comprehensive income attributable to non-controlling interests	(65,520)	(7,693)
Comprehensive loss attributable to shareholders of Teekay Corporation	(67,429)	(91,504)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at March 31, 2020	As at December 31, 2019
	$	$
ASSETS
Current
Cash and cash equivalents (note 10 and 19)	564,401	353,241
Restricted cash – current (note 19)	40,444	56,777
Accounts receivable, including non-trade of $7,590 (2019 – $12,793)	205,548	199,957
Accrued revenue	66,900	107,111
Prepaid expenses and other (notes 3 and 16)	87,257	86,338
Current portion of net investments in direct financing and sales-type leases	80,720	273,986
Assets held for sale (note 20b)	50,818	65,458
Total current assets	1,096,088	1,142,868
Restricted cash – non-current (note 19)	83,408	44,849
Vessels and equipment (note 10)
At cost, less accumulated depreciation of $1,229,094 (2019 – $1,259,404) (notes 7 and 13)	2,448,226	2,654,466
Vessels related to finance leases, at cost, less accumulated amortization of $272,807 (2019 – $253,553) (note 6)	2,205,845	2,219,026
Operating lease right-of-use assets (note 6)	91,624	159,638
Total vessels and equipment	4,745,695	5,033,130
Net investment in direct financing and sales-type leases – non-current (notes 3 and 13b)	544,821	544,823
Investment in and loans to equity-accounted investments (notes 4,12a and 13b)	1,083,741	1,173,728
Goodwill, intangibles and other non-current assets (note 16)	130,051	133,466
Total assets	7,683,804	8,072,864
LIABILITIES AND EQUITY
Current
Accounts payable	133,215	135,496
Accrued liabilities and other (notes 8, 14 and 16)	294,425	295,001
Short-term debt (note 9)	55,000	50,000
Current portion of long-term debt (note 10)	418,293	523,312
Current obligations related to finance leases (note 6)	96,231	95,339
Current portion of operating lease liabilities (note 6)	36,879	61,431
Liabilities related to assets held for sale (note 20b)	2,535	2,980
Total current liabilities	1,036,578	1,163,559
Long-term debt (note 10)	2,155,125	2,303,840
Long-term obligations related to finance leases (note 6)	1,705,975	1,730,353
Long-term operating lease liabilities (note 6)	46,577	87,171
Other long-term liabilities (notes 8 and 16)	252,885	216,348
Total liabilities	5,197,140	5,501,271
Commitments and contingencies (notes 6, 9, 10, 12, and 16)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 101,108,033 shares outstanding and issued (2019 – 100,784,422)) (note 11)	1,053,522	1,052,284
Accumulated deficit	(610,793)	(546,684)
Non-controlling interest	2,085,617	2,089,730
Accumulated other comprehensive loss (note 15)	(41,682)	(23,737)
Total equity	2,486,664	2,571,593
Total liabilities and equity	7,683,804	8,072,864
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2020	2019
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	52,002	(61,464)
Non-cash and non-operating items:
Depreciation and amortization	72,917	72,107
Unrealized loss on derivative instruments (note 16)	68,236	5,642
Write-down and loss on sale (note 7)	94,606	3,328
Gain on commencement of sales-type lease (note 3)	(44,943)	—
Equity loss, net of dividends received	4,187	68,661
Income tax expense (note 17)	3,792	5,036
Foreign currency exchange gain and other	(55,086)	7,236
Direct financing lease payments received	264,072	3,025
Change in operating assets and liabilities	(18,525)	16,295
Expenditures for dry docking	(2,299)	(14,712)
Net operating cash flow	438,959	105,154
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	870,639	138,082
Prepayments of long-term debt	(1,002,414)	(176,581)
Scheduled repayments of long-term debt (note 10)	(70,225)	(54,877)
Proceeds from short-term debt	135,000	—
Prepayment of short-term debt	(130,000)	—
Proceeds from financing related to sale-leaseback of vessels	—	158,680
Repayments of obligations related to finance leases	(23,488)	(23,199)
Repurchase of Teekay LNG common units	(15,635)	(9,497)
Distributions paid from subsidiaries to non-controlling interests	(16,353)	(13,892)
Cash dividends paid	—	(5,523)
Other financing activities	—	(24)
Net financing cash flow	(252,476)	13,169
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(8,685)	(124,540)
Proceeds from sale of vessels and equipment (note 7)	60,915	—
Investment in equity-accounted investments	—	(2,864)
Loan repayment by joint venture	2,000	—
Other investing activities	(6,430)	(255)
Net investing cash flow	47,800	(127,659)
Increase (decrease) in cash, cash equivalents, restricted cash and cash held for sale	234,283	(9,336)
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the period	456,325	505,639
Cash, cash equivalents, restricted cash and cash held for sale, end of the period	690,608	496,303
Supplemental cash flow information (note 19)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2019	100,784	1,052,284	(546,684)	(23,737)	2,089,730	2,571,593
Net (loss) income	—	—	(49,805)	—	101,807	52,002
Other comprehensive loss	—	—	—	(17,624)	(36,287)	(53,911)
Dividends declared:
Other dividends	—	—	—	—	(16,353)	(16,353)
Employee stock compensation and other (note 11)	324	1,238	—	—	—	1,238
Change in accounting policy (note 2)	—	—	(17,216)	—	(36,084)	(53,300)
Changes to non-controlling interest from equity contributions and other	—	—	2,912	(321)	(17,196)	(14,605)
Balance as at March 31, 2020	101,108	1,053,522	(610,793)	(41,682)	2,085,617	2,486,664

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2018	100,435	1,045,659	(234,395)	(2,273)	2,058,037	2,867,028
Net (loss) income	—	—	(84,257)	—	22,793	(61,464)
Other comprehensive loss	—	—	—	(7,247)	(15,100)	(22,347)
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,385)	—	—	(5,385)
Other dividends	—	—	—	—	(13,892)	(13,892)
Employee stock compensation and other (note 11)	264	2,964	—	—	—	2,964
Change in accounting policy	—	—	606	(1,604)	(1,993)	(2,991)
Changes to non-controlling interest from equity contributions and other	—	—	1,526	—	(9,349)	(7,823)
Balance as at March 31, 2019	100,699	1,048,623	(321,905)	(11,124)	2,040,496	2,756,090
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which Teekay is the primary beneficiary (collectively, the Company).

Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the publicly-traded subsidiaries Teekay LNG Partners L.P. (or Teekay LNG) and Teekay Tankers Ltd. (or Teekay Tankers).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited interim consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 8, 2020. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2020, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 pandemic may have direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, though could materially affect the Company's business, results of operations and financial condition in the future. At this time, the Company has not yet experienced any material negative impacts to its business, results of operations, or financial position as a result of COVID-19, other than it being a contributing factor to the write-down of six of Teekay LNG's multi-gas vessels and one FPSO unit as described in Note 7 - Write-down and Loss on Sale.

Voyage expenses incurred that are recoverable from the Teekay Tankers' customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses. The Company recast prior periods to reflect this presentation. This had the impact of increasing both voyage charter revenues and voyage expenses by $5.7 million for the quarter ended March 31, 2019.
2. Recent Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple impairment methods under previous GAAP for these type of assets, which generally required that a loss be incurred before it was recognized.

The Company adopted this update on January 1, 2020 with a modified-retrospective approach, whereby a cumulative-effect adjustment was made to reduce retained earnings on January 1, 2020 without any retroactive application to prior periods. The Company's net investment in direct financing and sales-type leases, loans to equity-accounted investments, guarantees of indebtedness of equity-accounted investments and receivables related to non-operating lease revenue arrangements are subject to ASU 2016-13. On adoption, the Company decreased the carrying value of investment in and loans to equity-accounted investments by $40.0 million, non-controlling interest by $36.1 million, retained earnings by $17.2 million and net investment in direct financing and sales-type leases by $11.2 million, and increased its other long-term liabilities by $2.1 million. The cumulative adjustment recorded on initial adoption of this update does not reflect an increase in credit risk exposure to the Company compared to previous periods presented.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted, including adoption in any interim period. The Company is currently evaluating the effect of adopting this new guidance.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

3. Revenues
The Company’s primary source of revenue is chartering its vessels and offshore units to its customers. The Company utilizes four primary forms of contracts, consisting of time-charter contracts, voyage charter contracts, bareboat charter contracts and contracts for FPSO units. The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investments as well as by providing corporate management services to such third-party entities. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Revenue Table
The following tables contain the Company’s revenue for the three months ended March 31, 2020 and 2019, by contract type, by segment and by business lines within segments.

	Three Months Ended March 31, 2020
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	130,545	—	15,567	—	4,957		151,069
Voyage charters	7,317	—	317,478	—	—	—	324,795
FPSO contracts	—	—	—	45,933	—	—	45,933
Management fees and other	2,025	—	8,855	—	41,377	—	52,257
	139,887	—	341,900	45,933	46,334	—	574,054

	Three Months Ended March 31, 2019
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	130,775	2,762	3,410	—	6,269	—	143,216
Voyage charters	9,160	—	222,077	—	—	—	231,237
Bareboat charters	6,062	—	—	—	—	—	6,062
FPSO contracts	—	—	—	49,438	—	—	49,438
Management fees and other	985	—	12,674	—	44,390	(1,129)	56,920
	146,982	2,762	238,161	49,438	50,659	(1,129)	486,873

The following table contains the Company's total revenue for the three months ended March 31, 2020 and 2019, by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases.

	Three Months Ended March 31,
	2020	2019
	$	$
Lease revenue
Lease revenue from lease payments of operating leases	486,183	388,794
Interest income on lease receivables	12,666	12,794
Variable lease payments – cost reimbursements (1)	13,190	12,008
Variable lease payments – other (2)	5,218	10,832
	517,257	424,428
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	4,540	5,525
Management fees and other income	52,257	56,920
	56,797	62,445
Total	574,054	486,873

(1)
Reimbursement for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

(2)
Compensation from time-charter contracts based on spot market rates in excess of a base daily hire amount, production tariffs based on the volume of oil produced, the price of oil, and other monthly or annual operational performance measures.

Operating Leases

As at March 31, 2020, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time-charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $465.1 million (remainder of 2020), $545.1 million (2021), $442.0 million (2022), $334.9 million (2023) and $259.3 million (2024).

Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after March 31, 2020, revenue from unexercised option periods of contracts that existed on March 31, 2020, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues accounted for under ASC 842 Leases. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The net carrying amount of the vessels employed on time-charter contracts, bareboat charter contracts and FPSO contracts that have been accounted for as operating leases at March 31, 2020 was $3.0 billion (December 31, 2019 – $3.1 billion). At March 31, 2020, the cost and accumulated depreciation of such vessels were $3.8 billion (December 31, 2019 – $3.9 billion) and $0.8 billion (December 31, 2019 – $0.8 billion), respectively.

Net Investment in Direct Financing Leases and Sales-Type Leases
On March 27, 2020, the Company entered into a bareboat charter with Britoil Limited (or BP) a subsidiary of BP p.l.c. for the Petrojarl Foinaven FPSO for a period up to December 2030. BP may cancel the charter on six-months notice. Under the terms of this charter, Teekay received a cash payment of approximately $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the EU ship recycling regulations. The charter was classified and accounted for as a sales-type lease. Consequently, the Company recognized a net investment in sales-type lease of $81.9 million and an asset retirement obligation of $6.1 million, derecognized the carrying value of the Petrojarl Foinaven FPSO and related customer contract, and recognized a gain of $44.9 million in the three months ended March 31, 2020.

As at March 31, 2020, Teekay LNG had three liquefied natural gas (or LNG) carriers, excluding vessels in its equity-accounted joint ventures, which are accounted for as direct financing leases. For a description of Teekay LNG's LNG carriers accounted for as direct financing leases, see "Item 18 – Financial Statements: Note 2" to the Company's Annual Report on Form 20-F for the year ended December 31, 2019.

As at December 31, 2019, Teekay LNG had two additional LNG carriers, the WilForce and the WilPride, that were chartered to Awilco LNG ASA (or Awilco) and were accounted for as sales-type leases. In January 2020, Awilco purchased both carriers from Teekay LNG and paid Teekay LNG the associated purchase obligation and deferred hire amounts totaling over $260 million relating to these two vessels.

As at March 31, 2020, estimated minimum lease payments to be received related to direct financing and sales-type leases in each of the next five years were approximately $115.6 million (remainder of 2020), $64.6 million (2021), $64.6 million (2022), $64.4 million (2023), $64.7 million (2024) and an aggregate of $522.3 million thereafter. The leases are scheduled to end between 2025 and 2039.
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at March 31, 2020, December 31, 2019, March 31, 2019 and January 1, 2019, there were contract liabilities of $28.1 million, $32.4 million, $22.4 million and $26.4 million, respectively. During the three months ended March 31, 2020 and March 31, 2019, the Company recognized $32.4 million and $26.4 million of revenue, respectively, that was recognized as a contract liability at the beginning of such three-month periods.
4. Related Party Transactions
On May 8, 2019, Teekay sold to Brookfield Business Partners L.P. (or Brookfield) all of the Company’s remaining interests in Altera Infrastructure L.P. (or Altera) (previously known as Teekay Offshore Partners L.P (or Teekay Offshore)), which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera (described below), for total cash proceeds of $100 million (or the 2019 Brookfield Transaction). Subsequent to the 2019 Brookfield Transaction, Altera is no longer a related party of Teekay.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Subsequent to the deconsolidation of Altera in September 2017 and prior to the 2019 Brookfield Transaction, the Company accounted for its investment in Altera's general partner and common units under the equity method of accounting. Based on the 2019 Brookfield Transaction, the Company remeasured its investment in Altera to fair value at March 31, 2019 based on the Altera publicly-traded unit price at that date, resulting in a write-down of $64.9 million reflected in equity loss on the Company's unaudited consolidated statements of income (loss) for the three months ended March 31, 2019. The Company recognized a loss on sale of $8.9 million upon completion of the 2019 Brookfield Transaction in May 2019.

In March 2018, Altera entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million was provided by Teekay and up to $100.0 million was provided by Brookfield. Teekay’s $25.0 million loan to Altera was among the assets sold by Teekay to Brookfield in the 2019 Brookfield Transaction.

On September 25, 2017, Teekay, Altera and Brookfield completed a strategic partnership (or the 2017 Brookfield Transaction), which resulted in the deconsolidation of Altera as of that date. Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Altera’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, as part of the 2017 Brookfield Transaction, Altera acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay at carrying value.

Subsequent to their transfer to Altera, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, business development and administrative services to Teekay, primarily related to Teekay's FPSO units. Teekay and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Altera.

Revenues recognized by the Company for services provided to Altera during the period that Altera was a related party to the Company from January 1, 2019 to May 8, 2019 was $7.6 million (three months ended March 31, 2019 – $5.3 million), which were recorded in revenues on the Company's unaudited consolidated statements of income (loss). Fees paid by the Company to Altera for services provided by Altera to the Company during the period that Altera was a related party to the Company from January 1, 2019 to May 8, 2019 was $9.6 million (three months ended March 31, 2019 – $6.3 million), which were recorded in vessel operating expenses and general and administrative expenses on the Company's unaudited consolidated statements of income (loss).

As at March 31, 2019, two shuttle tankers and three FSO units of Altera were employed on long-term time-charter-out or bareboat contracts to subsidiaries of Teekay. Time-charter hire expenses paid by the Company to Altera during the period that Altera was a related party to the Company from January 1, 2019 to May 8, 2019 was $20.8 million (three months ended March 31, 2019 – $14.7 million).

In September 2018, Teekay LNG entered into an agreement with its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit, for a period of two years at a fixed-rate. Time-charter hire expenses for the three months ended March 31, 2020 was $5.9 million (three months ended March 31, 2019 – $5.6 million).

The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three months ended March 31, 2020, the Company earned $17.6 million (three months ended March 31, 2019 – $15.8 million) of fees pursuant to these management agreements and reimbursement of costs.
5. Segment Reporting
The Company’s segments are described in "Item 18 – Financial Statements: Note 3" to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019. The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Daughter Entities), Teekay and its remaining subsidiaries (or Teekay Parent), and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Altera, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Daughter Entities, Teekay Parent and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Altera, and its segments are presented accordingly on this basis. The Company (which excludes Altera) has three primary lines of business: (1) offshore production (FPSO units), (2) LNG and liquefied petroleum gas (or LPG) carriers, and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes the Company’s revenues by segment for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
	$	$
Teekay LNG
Liquefied Gas Carriers	139,887	146,982
Conventional Tankers	—	2,762
	139,887	149,744

Teekay Tankers
Conventional Tankers(1)	341,900	238,161

Teekay Parent
Offshore Production	45,933	49,438
Other	46,334	50,659
	92,267	100,097

Eliminations and other(1)	—	(1,129)
	574,054	486,873

(1)
During 2019, Teekay Tankers' ship-to-ship transfer business provided operational and maintenance services to Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG, for the LNG receiving and regasification terminal in Bahrain.

The following table includes the Company’s income (loss) from vessel operations by segment for the three months ended March 31, 2020 and 2019:

	Income (Loss) from Vessel Operations(1)
	Three Months Ended March 31,
	2020	2019
	$	$
Teekay LNG
Liquefied Gas Carriers	21,738	70,443
Conventional Tankers	—	(1,082)
	21,738	69,361

Teekay Tankers
Conventional Tankers	120,126	32,097

Teekay Parent
Offshore Production	(12,268)	(12,557)
Other	(700)	(4,669)
	(12,968)	(17,226)

	128,896	84,232

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Prior to its sale in May 2019, the Company accounted for its investment in Altera's general partner and common units using the equity method and recognized an equity loss of $68.0 million in respect of Altera for the three months ended March 31, 2019, primarily as a result of the write-down of the Altera investment to its publicly-traded unit price as described above.
A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	March 31, 2020	December 31, 2019
	$	$
Teekay LNG – Liquefied Gas Carriers	4,828,794	5,249,465
Teekay Tankers – Conventional Tankers	2,021,563	2,140,652
Teekay Parent – Offshore Production	108,664	161,096
Teekay Parent – Other	73,820	80,455
Cash and cash equivalents	564,401	353,241
Other assets not allocated	97,217	102,701
Eliminations	(10,655)	(14,746)
Consolidated total assets	7,683,804	8,072,864

6. Leases
Obligations Related to Finance Leases

	March 31, 2020	December 31, 2019
	$	$
Teekay LNG
LNG Carriers	1,393,524	1,410,904
Teekay Tankers
Suezmax Tankers	213,364	216,546
Aframax Tankers	170,663	173,284
LR2 Product Tanker	24,655	24,958
Total obligations related to finance leases	1,802,206	1,825,692
Less current portion	(96,231)	(95,339)
Long-term obligations related to finance leases	1,705,975	1,730,353

Teekay LNG

As at March 31, 2020, Teekay LNG was a party to finance leases on nine LNG carriers (December 31, 2019 – nine LNG carriers). These nine LNG carriers were sold by Teekay LNG to third parties (or Lessors) and leased back under 7.5- to 15-year bareboat charter contracts ending in 2026 through 2034. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's unaudited consolidated balance sheets and have purchase obligations at the end of the lease terms.

The obligations of Teekay LNG under the bareboat charter contracts for the nine LNG carriers are guaranteed by Teekay LNG. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at March 31, 2020, Teekay LNG was in compliance with all covenants in respect of the obligations related to its finance leases.

As at March 31, 2020, the remaining commitments related to the financial liabilities of these nine LNG carriers, including the amounts to be paid for the related purchase obligations, approximated $1.8 billion, including imputed interest of $453.0 million, repayable for the remainder of 2020 through 2034, as indicated below:

Commitments
At March 31, 2020
Year	$
Remainder of 2019	105,096
2021	138,601
2022	136,959
2023	135,459
2024	132,011
Thereafter	1,198,366

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Teekay Tankers

From 2017 to 2019, Teekay Tankers completed sale-leaseback financing transactions with financial institutions relating to 16 of Teekay Tankers' vessels. Under these arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors), and leased the vessels back from the Lessors on bareboat charters ranging from 9- to 12-year terms. Teekay Tankers is obligated to purchase eight of the vessels upon maturity of their respective bareboat charters. Teekay Tankers also has the option to purchase each of the 16 vessels at various times starting between July 2020 and November 2021 until the end of their respective lease terms.

The bareboat charters related to these vessels require that Teekay Tankers maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases (excluding applicable security deposits reflected in restricted cash – non-current on the Company's unaudited consolidated balance sheets).

Four of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at March 31, 2020, this ratio was approximately 127% (December 31, 2019 – 122%).

Six of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 78% of the total outstanding principal balance during the first two years of the lease period, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at March 31, 2020, this ratio was approximately 115% (December 31, 2019 – 115%).

Four of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull overage ratio of 100% of the total outstanding principal balance. As at March 31, 2020, this ratio was approximately 161% (December 31, 2019 – 158%).

The remaining two bareboat charters also require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at March 31, 2020, this ratio was approximately 111% (December 31, 2019 – 109%).

Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As of the date these unaudited consolidated financial statements were issued, Teekay Tankers is in compliance with all covenants in respect of its obligations related to finance leases.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at March 31, 2020 was 7.6% (December 31, 2019 – 7.6%).

As at March 31, 2020, the total remaining commitments related to the financial liabilities of Teekay Tankers' Suezmax tankers, Aframax tankers and LR2 product tankers, including the amounts to be paid for the related purchase obligations, approximated $587.7 million, including imputed interest of $179.0 million, repayable from 2020 through 2030, as indicated below:

Commitments
At March 31, 2020
Year	$

2020	42,364
2021	56,202
2022	56,193
2023	56,184
2024	56,328
Thereafter	320,388
Operating Lease Liabilities

The Company charters-in vessels from other vessel owners on time-charter-in and bareboat charter contracts, whereby the vessel owner provides use of the vessel to the Company, and, in the case of time-charter-in contracts, also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time-charters during periods the vessel is not able to operate.

On March 27, 2020, concurrently with the Petrojarl Foinaven FPSO transaction with BP described in Note 3, the Company sold its subsidiary Golar-Nor (UK) Limited (or Golar-Nor) to Altera for a nominal amount plus outstanding working capital. Golar Nor was in-chartering the Petroatlantic and Petronordic shuttle tankers. This transaction resulted in the Company derecognizing right-of-use assets and lease liabilities totaling $50.7 million and $50.7 million, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at March 31, 2020, minimum commitments to be incurred by the Company under time-charter-in and bareboat charter contracts were approximately $53.7 million (remainder of 2020), $39.5 million (2021), $20.3 million (2022), $9.2 million (2023) and $5.7 million (2024).
7. Write-down and Loss on Sale
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells, or is attempting to sell, to reduce exposure to a certain vessel class.

The following table contains the write-downs and losses on sales of vessels for the three months ended March 31, 2020 and 2019:

			Three Months Ended March 31,
Segment	Asset Type	Completion of sale date	2020 $	2019 $
Teekay Parent Segment – Offshore Production (1)	1 FPSO unit	N/A	—	(3,328)
Teekay Parent Segment - Offshore Production (2)	2 FPSO units	N/A	(46,519)	—
Teekay LNG Segment - Liquefied Gas Carriers (3)	6 Multi-gas Carriers	N/A	(45,000)	—
Teekay Tankers Segment – Conventional Tankers	3 Suezmaxes	Feb/Mar-2020	(2,627)	—
Teekay Tankers Segment – Conventional Tankers	1 Suezmax	N/A	(460)	—
Total			(94,606)	(3,328)

(1)	On March 27, 2020, the Company entered into a bareboat charter agreement for Petrojarl Foinaven FPSO unit which was accounted for as a sales-type lease. See Note 3.

(2)
During the first quarter of 2020, Teekay Parent recognized impairment charges of $46.5 million in respect of two of its FPSO units. In the first quarter of 2020, CNR International (U.K.) Limited (or CNR) provided formal notice to Teekay of its intention to cease production in June 2020 and decommission the Banff field shortly thereafter. As such, the Company expects to remove the Banff FPSO and Apollo FSO from the Banff field in 2020 and the subsea equipment in 2021. The Company expects to scrap the FPSO unit and subsea equipment and redeliver the FSO unit to its owner following removal from the field. Accordingly, the capitalized asset retirement obligation for the Petrojarl Banff FPSO unit was increased based on recent changes to cost estimates and the carrying value of the unit was then written down to its estimated residual value. The Company also made changes to its expected cash flows from the Hummingbird FPSO unit based on the current market environment and oil prices, and recent discussions with a potential buyer about the possible sale of the unit. This led to the write-down of the unit to its estimated fair value, using a discounted cash flow approach. See Note 13.

(3)
In March 2020, the carrying values for six of Teekay LNG's seven wholly-owned multi-gas carriers, were written down to their estimated fair values, using appraised values, primarily due to the lower near-term outlook for these type of vessels as a result of the current economic environment as well as Teekay LNG receiving notification that its commercial management agreement with a third-party commercial manager will dissolve in September 2020.

8. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	March 31, 2020	December 31, 2019
	$	$
Accrued liabilities
Voyage and vessel expenses	97,764	121,937
Interest	30,757	29,371
Payroll and related liabilities	28,706	33,494
Distributions payable and other	6,487	6,487
Deferred revenues – current	31,910	36,242
In-process revenue contracts – current	—	5,933
Current portion of derivative liabilities (note 16)	68,192	39,263
Office lease liability – current	3,130	3,627
Loans from equity-accounted investments	8,479	18,647
Asset retirement obligation - current	19,000	—
	294,425	295,001

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Other Long-Term Liabilities

	March 31, 2020	December 31, 2019
	$	$
Deferred revenues and gains	27,856	28,612
Guarantee liabilities	12,804	10,113
Asset retirement obligation	30,782	31,068
Pension liabilities	6,842	7,238
In-process revenue contracts	—	11,866
Derivative liabilities (note 16)	97,546	51,914
Unrecognized tax benefits (note 17)	65,492	62,958
Office lease liability – long-term	9,630	10,254
Other	1,933	2,325
	252,885	216,348
9. Short-Term Debt

In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL) a wholly-owned subsidiary of Teekay Tankers, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and had an initial maturity date in May 2019, subject to extension as described below. The aggregate borrowings were subsequently increased to $80.0 million, effective December 2019, with the next maturity date in May 2020. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to revenue sharing agreements (or RSAs). The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Interest payments are based on LIBOR plus a margin of 3.5%.

The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA participants in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at March 31, 2020, $55.0 million (December 31, 2019 – $50.0 million) was owing under this facility, and the average interest rate on the facility was 3.6% (December 31, 2019 – 5.0%). As of the date these consolidated financial statements were issued, Teekay Tankers was in compliance with all covenants in respect of this facility.
10. Long-Term Debt

	March 31, 2020	December 31, 2019
	$	$
Revolving Credit Facilities	761,594	603,132
Senior Notes (8.5%) due January 15, 2020	—	36,712
Senior Notes (9.25%) due November 15, 2022	250,000	250,000
Convertible Senior Notes (5%) due January 15, 2023	125,000	125,000
Norwegian Krone-denominated Bonds due through August 2023	293,191	347,163
U.S. Dollar-denominated Term Loans due through 2030	1,026,519	1,336,437
Euro-denominated Term Loans due through 2024	160,292	165,376
Other U.S. Dollar-denominated loan	420	3,300
Total principal	2,617,016	2,867,120
Less unamortized discount and debt issuance costs	(43,598)	(39,968)
Total debt	2,573,418	2,827,152
Less current portion	(418,293)	(523,312)
Long-term portion	2,155,125	2,303,840

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As of March 31, 2020, the Company had four revolving credit facilities (collectively, the Revolvers) available. The four credit facilities, as at such date, provided for aggregate borrowings of up to $998.1 million, of which $236.5 million was undrawn. Interest payments are based on LIBOR plus a margin. The margins ranged between 1.40% and 3.95% at March 31, 2020 and at December 31, 2019. The aggregate amount available under the Revolvers is scheduled to decrease by $204.9 million (remainder of 2020), $115.8 million (2021), $410.8 million (2022), $65.3 million (2023) and $201.3 million (2024). The Revolvers are collateralized by first-priority mortgages granted on 33 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all but one of the Revolvers' outstanding amounts. Included in other related security are 25.2 million common units in Teekay LNG and 5.0 million Class A common shares in Teekay Tankers to secure a $150 million credit facility.

The Company’s 8.5% senior unsecured notes were due January 15, 2020 with an original aggregate principal amount of $450 million (the Original Notes). In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes which were due on January 15, 2020 (or the Additional Notes) at 99.0% of face value, plus accrued interest from July 15, 2015. Prior to 2020, the Company repurchased $613.3 million in aggregate principal amount and in January 2020, the Company repaid all remaining 2020 Notes at maturity.

In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The 2022 Notes are guaranteed on a senior secured basis by certain of our subsidiaries and are secured by first-priority liens on two of Teekay's FPSO units, a pledge of the equity interests in Teekay's subsidiary that owns all of Teekay's common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in Teekay's subsidiaries that own Teekay Parent's three FPSO units.

The Company may redeem the 2022 Notes in whole or in part at any time prior to November 15, 2020 at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed, plus the greater of (i) 1.0% of the principal amount of such 2022 Notes and (ii) the excess, if any, of the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points over the principal amount of such 2022 Notes, plus accrued and unpaid interest to, but excluding, the redemption date.

The Company may redeem the 2022 Notes in whole or in part at a redemption price equal to a percentage of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date, as follows: 104.625% at any time on or after November 15, 2020, but prior to November 15, 2021; 102.313% at any time on or after November 15, 2021, but prior to August 15, 2022; and 100% at any time on or after August 15, 2022.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (the Convertible Notes). The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. On issuance of the Convertible Notes, $104.6 million of the net proceeds was reflected in long-term debt, including unamortized discount, and is being accreted to $125.0 million over its five-year term through interest expense. The remaining amount of the net proceeds of $16.1 million was allocated to the conversion feature and reflected in additional paid-in capital.

As at March 31, 2020, Teekay LNG had a total of Norwegian Krone (or NOK) 3.1 billion in senior unsecured bonds issued in the Norwegian bond market that mature through August 2023. As of March 31, 2020, the total carrying amount of the senior unsecured bonds was $293.2 million (December 31, 2019 – $347.2 million). The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89%, and the transfer of the principal amount fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 16).

As of March 31, 2020, the Company had six U.S. Dollar-denominated term loans outstanding, which totaled $1.0 billion in aggregate principal amount (December 31, 2019 – $1.3 billion). Interest payments on the term loans are based on LIBOR plus a margin, of which two of the term loans have additional tranches with a weighted average fixed rate of 4.47%. At March 31, 2020, the margins ranged between 0.30% and 3.25% and at December 31, 2019, the margins ranged between 0.30% and 3.25%. Term loans require payments in quarterly or semi-annual installments commencing three or six months after delivery of each newbuilding vessel financed thereby, and five of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 20 (December 31, 2019 – 24) of the Company’s vessels, together with certain other security.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at March 31, 2020, totaled 145.3 million Euros ($160.3 million) (December 31, 2019 – 147.5 million Euros ($165.4 million)). Teekay LNG is servicing the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2020 and December 31, 2019, the margins ranged between 0.60% and 1.95%. The Euro-denominated term loans reduce in monthly and semi-annual payments with varying maturities through 2024, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange gain of $6.6 million (2019 – loss of $2.6 million) during the three months ended March 31, 2020 and 2019, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The weighted-average interest rate on the Company’s aggregate long-term debt as at March 31, 2020 was 4.4% (December 31, 2019 – 4.6%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 16).

Teekay has guaranteed obligations pursuant to a certain credit facility of Teekay Tankers. As at March 31, 2020, the outstanding balance on such credit facility was $89.8 million.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2020 are $271.0 million (remainder of 2020), $545.8 million (2021), $686.8 million (2022), $384.7 million (2023), $302.9 million (2024) and $425.8 million (thereafter).

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and four loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2020, these ratios ranged from 136% to 225% compared to their minimum required ratios of 115% to 135%. The vessel values used in these ratios are the appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could negatively affect the Company's compliance with these ratios.

Teekay Tankers’ term loan, which is scheduled to mature between January 2021 and August 2021, is guaranteed by Teekay. This term loan contains covenants that require Teekay Parent and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt and obligations related to finance leases (excluding the debt of Teekay LNG). In addition, certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt and obligations related to finance leases. Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage.

As of the date these unaudited consolidated financial statements were issued, the Company is in compliance with all covenants under its credit facilities and other long-term debt.
11. Capital Stock
The authorized capital stock of Teekay at March 31, 2020 and December 31, 2019 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at March 31, 2020, Teekay had no shares of preferred stock issued.

In April 2019, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. No shares of common stock have been issued under this COP as of March 31, 2020.

The Company did not grant any stock options or restricted stock awards to employees and directors during the three months ended March 31, 2020.
12. Commitments and Contingencies

a)	Vessels Under Construction and Upgrades

Teekay LNG's share of commitments to fund newbuilding and other construction contract costs as at March 31, 2020 are as follows:

	Total $	Remainder of 2020 $	2021 $	2022 $
Certain consolidated LNG carriers (i)	43,091	5,764	22,169	15,158
Bahrain LNG Joint Venture (ii)	11,351	11,351	—	—
	54,442	17,115	22,169	15,158

(i)
In June 2019, Teekay LNG entered into an agreement with a contractor to supply equipment on certain of Teekay LNG's LNG carriers in 2021 and 2022, for an estimated installed cost of $60.6 million. As at March 31, 2020, the estimated remaining cost of this installation is $43.1 million.

(ii)
Teekay LNG has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at March 31, 2020, Teekay LNG's proportionate share of the estimated remaining cost of $11.4 million relates to the final construction installment on the LNG terminal. The Bahrain LNG Joint Venture has remaining debt financing of $24 million, which is undrawn, of which $7 million relates to Teekay LNG's proportionate share of the construction commitments included in the table above.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

b)	Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had a consolidated net income of $52.0 million and consolidated cash flows from operating activities of $439.0 million during the three months ended March 31, 2020 and had a working capital surplus of $59.5 million as at March 31, 2020.

Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity the Company expects to generate from operations over the following year and the dividends it expects to receive from its equity-accounted joint ventures, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

c)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

Teekay LNG guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at March 31, 2020 was $1.5 billion. As of the date these consolidated financial statements were issued, Teekay LNG's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that Teekay LNG guarantees.
13. Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 12" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

		March 31, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 19)	Level 1	688,253	688,253	454,867	454,867
Derivative instruments (note 16)
Interest rate swap agreements – assets (1)	Level 2	—	—	3,099	3,099
Interest rate swap agreements – liabilities (1)	Level 2	(76,519)	(76,519)	(52,453)	(52,453)
Cross currency interest swap agreements – liabilities(1)	Level 2	(92,153)	(92,153)	(42,104)	(42,104)
Foreign currency contracts	Level 2	—	—	(202)	(202)
Forward freight agreements	Level 2	(174)	(174)	(86)	(86)
Non-recurring
Vessels and equipment (note 7)	Level 3	15,719	15,719	—	—
Vessels and equipment (note 7)	Level 2	101,085	101,085	—	—
Vessels held for sale (note 7)	Level 2	22,400	22,400	37,240	37,240
Other (2)
Short-term debt (note 9)	Level 2	(55,000)	(55,016)	(50,000)	(50,000)
Long-term debt – public (note 10)	Level 1	(531,139)	(523,243)	(619,794)	(655,977)
Long-term debt – non-public (note 10)	Level 2	(2,042,279)	(1,981,686)	(2,207,358)	(2,180,440)
Obligations related to finance leases, including current portion (note 6)	Level 2	(1,802,206)	(1,882,207)	(1,825,692)	(1,877,558)

(1)
The fair value of the Company's interest rate swap and cross currency swap agreements at March 31, 2020 includes $3.1 million (December 31, 2019 – $3.4 million) accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
In the unaudited interim consolidated financial statements, the Company’s loans to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

Vessels and equipment – Includes six multi-gas vessels which were written down to their estimated fair values, using appraised values, and one FPSO unit written down to scrap value, which was determined based on the price of steel, the light-weight tonnage of the vessel and selling costs. Also includes one FPSO unit which was written down its estimated fair value, using a discounted cash flow approach. The discounted cash flow approach used includes scenarios consisting of sale of the unit for scrap following expiration or early termination of the existing customer contract, and sale of the unit during 2020, weighted based on the likelihood of them occurring. Cash flow projections have been discounted at an estimated market participant rate of 9.8%. Cash flow projections are based on current and projected charter rates and operating costs. Estimated proceeds from the potential sale of the unit are based on prior discussions with potential buyers of the Company's FPSO units.

b) Credit Losses

The Company's exposure to potential credit losses includes Teekay Parent's one direct financing and sales-type leases (the Foinaven FPSO - see Note 3) and Teekay LNG's three direct financing and sales-type leases, its two loans to equity-accounted joint ventures and its guarantee of its proportionate share of secured loan facilities and finance leases of five of its equity-accounted joint ventures. Teekay LNG's three direct financing leases consist of a 70% ownership interest in two LNG carriers which commenced their 20-year time-charter contracts in 2009 and a 100% ownership interest in the Bahrain Spirit floating storage unit (or FSU) which commenced a 21-year time charter to Bahrain LNG in September 2018. Teekay LNG has loaned funds to two of its equity-accounted joint ventures, the Exmar LPG Joint Venture and the Bahrain LNG Joint Venture. Teekay LNG has guaranteed its share of secured loan facilities and finance leases of five equity-accounted joint ventures, the Exmar LPG Joint Venture, the Excalibur Joint Venture, the MALT Joint Venture, the Yamal LNG Joint Venture and the Angola Joint Venture.

In addition, Teekay LNG's exposure to potential credit losses includes direct financing and sales-types leases for 18 LNG carriers, one FSU and an LNG regasification terminal within five of its equity-accounted joint ventures, consisting of the Yamal LNG Joint Venture, the Bahrain LNG Joint Venture, the Pan Union Joint Venture, the RasGas III Joint Venture and the Angola Joint Venture. For a description of these equity-accounted investments, see "Item 18 – Financial Statements: Note 23" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

The following table includes the amortized cost basis of the Company's direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2020	2018	2016	Prior to 2016	Total (2)(3)
As at March 31, 2020		$	$	$	$	$
Direct financing and sales-type leases - Teekay Parent
Foinaven FPSO	Performing	81,843	—	—	—	81,843

Direct financing and sales-type leases - Teekay LNG
Tangguh Hiri and Tangguh Sago	Performing	—	—	—	341,181	341,181
Bahrain Spirit	Performing	—	213,557	—	—	213,557
		—	213,557	—	341,181	554,738
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	—	52,266	52,266
Bahrain LNG Joint Venture	Performing	—	—	73,375	—	73,375
		—	—	73,375	52,266	125,641
		81,843	213,557	73,375	393,447	762,222

(1)
The Company's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Company assesses the credit quality of its direct financing and sales-type leases and loan to the Exmar LPG Joint Venture on whether there are no past due payments, no concessions granted to the counterparties and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. The same policy is applied by the equity-accounted joint ventures. As at March 31, 2020, all direct financing and sales-type leases held by Teekay LNG's equity-accounted joint ventures had a credit quality grade of performing. Teekay LNG assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments from the Bahrain LNG Joint Venture's primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether Teekay LNG is aware of any other information that would indicate that there is a material increase of likelihood of loss.

(2)
The Company considers a financial asset to be past due when payment is not made with 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing. As at and for the three months ended March 31, 2020, none of Teekay LNG's direct financing and sales-type leases and loans to equity-accounted joint ventures were past due.

(3)
The Company discontinues accrual of interest if collection of required payments is no longer probable, and in those situations recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. As at and for the three months ended March 31, 2020, none of the Company's direct financing and sales-type leases and loans to equity-accounted joint ventures were on non-accrual status.

Changes in the allowance for credit losses of the Company's direct interest in direct financing and sales-type leases, loans to equity-accounted joint ventures, its guarantees of debt that are not otherwise accounted for at fair value each period end, and any such instruments or similar instruments that are held by Teekay LNG's equity-accounted investments for three months ended March 31, 2020 are as follows:

	Direct financing and sales-type leases (1) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (1) $	Loans to equity-accounted joint ventures (2) $	Guarantees of debt (3) $	Total $
As at January 1, 2020	11,155	36,292	3,714	2,139	53,300
Provision for expected credit losses	(100)	8,980	—	—	8,880
As at March 31, 2020	11,055	45,272	3,714	2,139	62,180

(1)
The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. As at January 1, 2020 and March 31, 2020, the internal historical loss rate was adjusted downwards on two LNG projects to reflect that the counterparties had investment grade credit ratings. In addition, the internal historical loss rate was adjusted upwards for one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of assets, and a second LNG project to reflect a larger risk of loss given default as the vessels servicing this project have fewer opportunities for redeployment compared to Teekay LNG's other LNG carriers. The credit loss provision for the residual value component is based on a reversion like methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the contracts. The provision for expected credit loss as at January 1, 2020 and March 31, 2020 has been developed in part based on Teekay LNG's understanding that LNG production is critical infrastructure.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In addition, the provision for expected credit loss as at March 31, 2020, within Teekay LNG's equity-accounted joint ventures reflects the commencement of the sales-type lease for the Bahrain regasification terminal and associated FSU in January 2020. The credit loss provision of $9.0 million for the three months ended March 31, 2020 relating to the direct financing and sales-type leases and other within Teekay LNG's equity-accounted joint ventures are included in equity income. The credit loss provision recorded for Teekay LNG's direct financing and sale-type leases of $0.1 million for the three months ended March 31, 2020 are included in other (loss) income.

(2)
The determination of the credit loss provision for such loans is based an internal historical loss rate of Teekay LNG and its affiliates, as adjusted when asset specific risk characteristics of the existing loans at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. These two loans rank behind secured debt in each equity-accounted joint venture. As such, they are similar to equity in terms of risk. The Exmar LPG Joint Venture owns and charters-in LPG carriers with a primary focus on mid-size gas carriers. Their vessels are trading on the spot market or short-term charters. Adverse changes in the spot market for mid-size LPG carriers, as well as operating costs for such vessels, may impact the ability of the Exmar LPG Joint Venture to repay its loan to Teekay LNG. The Bahrain LNG Joint Venture owns an LNG receiving and regasification terminal in Bahrain. The ability of Bahrain LNG Joint Venture to repay its loan to Teekay LNG is primarily dependent upon the Bahrain LNG Joint Venture’s customer, a company owned by the Kingdom of Bahrain, fulfilling its obligations under the 20-year agreement, as well as Bahrain LNG Joint Venture’s ability to operate the terminal in accordance with the agreed upon operating criteria.

(3)
The determination of the credit loss provision for such guarantees was based on a probability of default and loss given default methodology. The overall estimated loss from default as a percentage of the outstanding guaranteed share of secured loan facilities and finance leases considers current and future operational performance of the vessels securing the loan facilities and finance leases and current and future expectations of the proceeds that could be received from sale of the vessels securing the loan facilities and finance leases in comparison to the outstanding principal amount if Teekay LNG was called on its guarantees.

14. Restructuring Charges
During the three months ended March 31, 2020, the Company recorded restructuring charges of $2.4 million. The restructuring charges primarily related to severance costs resulting from the reorganization and realignment of resources of the Company's shared service function of which a portion of the costs were recovered from the customer, Altera (see Note 4), and the recovery is presented in revenue. The restructuring charges also relate to the termination of the contract for the Banff FPSO.

During the three months ended March 31, 2019, the Company recorded restructuring charges of $8.6 million. The restructuring charges primarily related to severance costs resulting from the termination of certain management contracts in Teekay Parent of which the costs were fully recovered from the customer and the recovery is presented in revenue, as well as from the termination of the charter contract for the Toledo Spirit Suezmax tanker in Teekay LNG upon the sale of the vessel in January 2019.

At March 31, 2020 and December 31, 2019, $2.9 million and $0.8 million, respectively, of restructuring liabilities were recorded in accrued liabilities and other on the unaudited consolidated balance sheets.

15. Accumulated Other Comprehensive Loss
As at March 31, 2020 and December 31, 2019, the Company’s accumulated other comprehensive loss consisted of the following components:

	March 31,	December 31,
	2020	2019
	$	$
Unrealized loss on qualifying cash flow hedging instruments	(37,343)	(19,408)
Pension adjustments, net of tax recoveries	(4,339)	(4,329)
	(41,682)	(23,737)

16. Derivative Instruments and Hedging Activities
The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at March 31, 2020, the Company was not committed to any foreign currency forward contracts.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity dates of the swaps, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in 2020, 2021 and 2023. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2020, 2021 and 2023. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2020, 2021 and 2023. As at March 31, 2020, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(37,785)	0.1
1,200,000	146,500	NIBOR	6.00%	7.72%	(30,806)	1.6
850,000	102,000	NIBOR	4.60%	7.89%	(23,562)	3.4
					(92,153)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at March 31, 2020, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debts were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	857,862	(69,278)	3.9	2.9
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	71,449	(7,241)	3.4	3.8
			(76,519)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of March 31, 2020, ranged from 0.3% to 3.95%.

(2)
Includes interest rate swaps with the notional amount reducing quarterly or semi-annually. Four interest rate swaps are subject to mandatory early termination in 2020, 2021 and 2024, at which time the swaps will be settled based on their fair value.

Stock Purchase Warrants

Prior to the 2019 Brookfield Transaction, Teekay held 15.5 million Brookfield Transaction Warrants and 1,755,000 Series D Warrants of Teekay Offshore (see Note 4). As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Tabular Disclosure

The following tables present the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other Long-Term Liabilities
	$	$	$	$	$
As at March 31, 2020
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(40)	(2,622)	(10,861)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	—	(2,103)	(22,055)	(38,838)
Cross currency swap agreements	—	—	(965)	(43,341)	(47,847)
Forward freight agreements	—	—	—	(174)	—
	—	—	(3,108)	(68,192)	(97,546)

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other Long-Term Liabilities
	$	$	$	$	$
As at December 31, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(13)	(836)	(3,475)
Derivatives not designated as a cash flow hedge:
Foreign currency forward contracts	—	—	—	(202)	—
Interest rate swap agreements	932	1,916	(2,948)	(15,478)	(29,452)
Cross currency swap agreements	—	—	(456)	(22,661)	(18,987)
Forward freight agreements	—	—	—	(86)	—
	932	1,916	(3,417)	(39,263)	(51,914)

(1)	Represents accrued interest related to derivative instruments recorded in accrued liabilities and other on the consolidated balance sheets (see Note 8).

(2)	Represents the current portion of derivative liabilities recorded in accrued liabilities and other on the consolidated balance sheets (see Note 8).

As at March 31, 2020, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s unaudited consolidated balance sheets. As at March 31, 2020, these derivatives had an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $145.0 million. As at March 31, 2020, the Company had $72.1 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the consolidated balance sheets.

For the periods indicated, the following tables present the gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges (excluding such agreements in equity-accounted investments):

Three Months Ended March 31, 2020		Three Months Ended March 31, 2019
Amount of Loss Recognized in OCI	Amount of Loss Reclassified from Accumulated OCI to Interest Expense	Amount of Loss Recognized in OCI	Amount of Gain Reclassified from Accumulated OCI to Interest Expense
(9,171)	(152)	(2,832)	251

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the unaudited consolidated statements of income (loss) as follows:

	Three Months Ended March 31,
	2020	2019
	$	$
Realized (losses) relating to:
Interest rate swap agreements	(2,677)	(1,688)
Foreign currency forward contracts	(241)	—
Forward freight agreements	(49)	(13)
	(2,967)	(1,701)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(18,812)	(6,021)
Foreign currency forward contracts	202	—
Stock purchase warrants	—	2,316
Forward freight agreements	(86)	(17)
	(18,696)	(3,722)
Total realized and unrealized (losses) on derivative instruments	(21,663)	(5,423)

Realized and unrealized (losses) gains from cross currency swaps are recognized in earnings and reported in foreign exchange gain (loss) in the unaudited consolidated statements of income (loss) as follows:

	Three Months Ended March 31,
	2020	2019
	$	$
Realized (losses)	(1,817)	(1,434)
Unrealized (losses)	(49,540)	(1,920)
Total realized and unrealized (losses) on cross currency swaps	(51,357)	(3,354)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
17. Income Tax Expense
The components of the provision for income tax expense are as follows:

	Three Months Ended March 31,
	2020	2019
	$	$
Current	(3,786)	(4,853)
Deferred	(6)	(183)
Income tax expense	(3,792)	(5,036)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's unaudited consolidated balance sheets:

	Three Months Ended March 31,
	2020	2019
	$	$
Balance of unrecognized tax benefits as at January 1	62,958	40,556
Increases for positions related to the current year	1,645	1,599
Changes for positions taken in prior periods	1,419	2,816
Decrease related to statute limitations	(530)	—
Balance of unrecognized tax benefits as at March 31	65,492	44,971
Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at the time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly. The tax years 2008 through 2020 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.
18. Net Loss Per Share

	Three Months Ended March 31,
	2020	2019
	$	$
Net loss attributable to the shareholders of Teekay Corporation – basic and diluted	(49,805)	(84,257)
Weighted average number of common shares	100,887,551	100,520,421
Common stock and common stock equivalents	100,887,551	100,520,421
Loss per common share – basic and diluted	(0.49)	(0.84)

The Company intends to settle the principal of the Convertible Notes in cash on conversion and calculates diluted earnings per share using the treasury-stock method. Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three months ended March 31, 2020, options to acquire 6.1 million shares of Teekay Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three months ended March 31, 2019 – 6.1 million). In periods where a loss attributable to shareholders of Teekay has been incurred, all stock-based awards and the conversion feature on the Convertible Notes are anti-dilutive.
19. Supplemental Cash Flow Information
Total cash, cash equivalents, restricted cash, and cash and restricted cash held for sale are as follows:

	March 31, 2020	December 31, 2019	March 31, 2019	December 31, 2018
	$	$	$	$
Cash and cash equivalents	564,401	353,241	410,724	424,169
Restricted cash – current	40,444	56,777	47,424	40,493
Restricted cash – non-current	83,408	44,849	38,155	40,977
Assets held for sale - cash	2,018	1,121	—	—
Assets held for sale - restricted cash	337	337	—	—
	690,608	456,325	496,303	505,639

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 16), leasing arrangements, project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

On March 27, 2020, Teekay Parent sold Golar Nor to Altera (see Note 6). Among the assets and liabilities of Golar Nor that were deconsolidated concurrent with the sale were Golar Nor's operating lease right-of-use assets and operating lease liabilities relating to the Petroatlantic and Petronordic shuttle tankers totaling $50.7 million and $50.7 million, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The sale of the Toledo Spirit by its owner during the three months ended March 31, 2019, resulted in the vessel being returned to its owner with the obligation related to finance lease being concurrently extinguished. As a result, the sale of the vessel and the concurrent extinguishment of the corresponding obligation related to finance lease of $23.6 million for the three months ended March 31, 2019, was treated as a non-cash transaction in the Company's unaudited consolidated statements of cash flows.
20. Subsequent Events

a)
On May 11, 2020, Teekay and Teekay LNG eliminated all of Teekay LNG's incentive distribution rights held by Teekay in exchange for 10.75 million newly-issued common units of Teekay LNG. Following the completion of this transaction on May 11, 2020, Teekay now owns approximately 36 million common units of Teekay LNG and remains the sole owner of its general partner, which together represents an economic interest of approximately 42% in Teekay LNG.

b)
On April 30, 2020, Teekay Tankers finalized the sale of the non-U.S. portion of its ship-to-ship support services business, as well its LNG terminal management business for $26 million plus an adjustment for the final amounts of cash and other working capital present on the closing date. Teekay Tankers received $14.3 million in May 2020, which is 50% of the $26 million plus estimated cash and other working capital at closing. The remaining balance is due to Teekay Tankers by August 31, 2020.

c)	In May 2020, Teekay Tankers agreed to sell one Aframax tanker for $14 million, which is expected to be delivered to its buyer in the third quarter of 2020.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.

Overview

Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies. We have a 100% general partnership interest in one publicly-listed master limited partnership, Teekay LNG Partners L.P. (or Teekay LNG), and a controlling interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers), and we directly own three floating production storage and offloading (or FPSO) units. Until May 2019, when we sold our remaining interest, we had a 49% general partnership interest and other equity and debt interests in another publicly-listed master limited partnership, Altera Infrastructure L.P., (or Altera) previously known as Teekay Offshore Partners L.P. (or Teekay Offshore). Teekay and its subsidiaries, other than Teekay LNG and Teekay Tankers, are referred to herein as Teekay Parent.
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Novel Coronavirus (COVID-19) Pandemic

The novel coronavirus pandemic is dynamic, and its ultimate scope, duration and effects on us, our customers and suppliers and our industry are uncertain.

COVID-19 is anticipated to result in a significant decline in global demand for LNG, LPG and crude oil. As our business includes the transportation of LNG, LPG and oil on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

In the first quarter of 2020 we did not experience any material business interruptions or negative impact on our cash flows as a result of the COVID-19 pandemic. We are monitoring the potential impact of the pandemic on us, including monitoring counterparty risk associated with our vessels under contract, and we have introduced a number of measures intended to protect the health and safety of our crews on our vessels, as well as our onshore staff.

Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for LNG, LPG and oil; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new conventional tankers or LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could reduce future growth opportunities; and potential deterioration in the financial condition and prospects of our customers or business partners.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of any potential business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition. Please read “Item 3. Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 for additional information about the potential risks of COVID-19 on our business.

IMO 2020 Low Sulfur Fuel Regulation

Effective January 1, 2020, the International Maritime Organization (or IMO) imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used onboard ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. To date, neither Teekay LNG nor Teekay Tankers has installed any scrubbers on their existing fleets, but each has taken and continues to take steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover have been successfully implemented.

Teekay LNG communicated with its charterers in seeking to promote the use of LNG as the primary fuel whenever possible. All charterers accepted the rationale as a logical means of compliance. Vessels are supplied with compliant low-sulfur heavy fuel oil and low-sulfur marine gas oil which are used as pilot fuels, maneuvering or heel out situations, or in the case of heavy fuel oil-only vessels, as the primary fuel. Under Teekay LNG’s time charters, as both the LNG and compliant fuel is supplied by the charterers, there has been minimal impact on net voyage revenues for its fleet.

Teekay Tankers transitioned to burning compliant low sulfur fuel on January 1, 2020, which transition did not have a significant impact on its operating results.  The future fuel price spread between high sulfur fuel and low sulfur fuel is uncertain; however, the use of compliant low sulfur fuel is anticipated to result in an increase in voyage expenses. We expect that Teekay Tankers will be able to recover fuel price increases from the charterers of its vessels through higher rates for voyage charters.
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
The following table (a) presents revenues and income (loss) from vessel operations for Teekay LNG, Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 – Financial Statements: Note 5 – Segment Reporting" for information about our lines of business and segments.

	Revenues		Income (Loss) from Vessel Operations
	Three Months Ended		Three Months Ended
	March 31,		March 31,
(in thousands of U.S. dollars)	2020	2019	2020	2019
Teekay LNG	139,887	149,744	21,738	69,361
Teekay Tankers	341,900	238,161	120,126	32,097
Teekay Parent	92,267	100,097	(12,968)	(17,226)
Elimination of intercompany	—	(1,129)	—	—
Teekay Corporation Consolidated	574,054	486,873	128,896	84,232

SUMMARY
Teekay's consolidated income from vessel operations increased to $128.9 million for the three months ended March 31, 2020 compared to $84.2 million for the same period last year. The primary reasons for this increase in our consolidated results are as follows:

•
an increase in income from vessel operations in Teekay Tankers of $88.0 million primarily due to higher overall average realized spot TCE rates earned by its Suezmax, Aframax and LR2 product tankers in the first quarter of 2020; and

•
a decrease in loss from vessel operations in Teekay Parent of $4.3 million primarily due to lower operating expenses in the first quarter of 2020, and a gain on commencement of sales-type lease relating to the Petrojarl Foinaven FPSO unit, partially offset by the write-down of two FPSO units in the first quarter of 2020;

partially offset by

•	a decrease in income from vessel operations in Teekay LNG of $47.6 million primarily due to a $45.0 million write-down of six multi-gas carriers during the first quarter of 2020.
Teekay LNG

As at March 31, 2020, Teekay LNG’s liquefied gas fleet consisted of a controlling interest in 22 LNG carriers and seven multi-gas carriers. In addition, Teekay LNG also has interests ranging from 20% to 52% in 25 LNG carriers, 23 LPG carriers and one LNG regasification terminal in Bahrain that are accounted for using the equity method.

Recent Developments in Teekay LNG
During April and May 2020, the MALT Joint Venture secured the following charter contracts: a one-year, fixed-rate charter contract, with a one-year option, for the Arwa Spirit which commenced in May 2020 after its prior charter contract ended; and a six-month charter contract for the Marib Spirit which is expected to commence in mid-June 2020 after its current charter contract ends in early-June 2020. The MALT Joint Venture also secured an eight-month charter contract for the Methane Spirit, which is expected to commence concurrently after its current charter contract ends in July 2020.

Teekay LNG received notice from its third-party commercial manager (or the Manager), which commercially manages its seven wholly-owned multi-gas vessels, that the Manager will dissolve the pool in which these seven multi-gas vessels are being managed, effective September 2020, in accordance with its rights in the commercial management agreement. Teekay LNG is currently evaluating alternatives with respect to the future commercial activities of these vessels after the agreement with the Manager ends in September 2020. This notice, along with the lower near-term outlook for these types of vessels as a result of the current economic environment, impacted Teekay LNG's assessment of the expected earnings for these vessels which resulted in a write-down of six of its multi-gas carriers. See "Item 1 - Financial Statements: Note 7 - Write-down and Loss on Sale".

On January 3 and January 7, 2020, Awilco LNG ASA repurchased the WilPride and WilForce LNG Carriers, respectively, and paid Teekay LNG the associated vessel purchase obligations, deferred hire amounts and interest on deferred hire amounts totaling over $260 million relating to these two vessels. Teekay LNG used the proceeds from the sales to repay $157 million of term loans that were collateralized by these vessels and to fund working capital requirements.

In November 2019, Teekay LNG's joint venture with National Oil & Gas Authority (or NOGA), Gulf Investment Corporation and Samsung C&T (or the Bahrain LNG Joint Venture), in which Teekay LNG has a 30% interest, completed the mechanical construction and commissioning of the LNG receiving and regasification terminal in Bahrain. The project began receiving terminal use payments in January 2020 under its terminal use agreement with NOGA which ends in February 2039.

Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results, equity income and number of calendar-ship-days for its vessels for the three months ended March 31, 2020 and 2019. Please read "Item 1 – Financial Statements: Note 5 – Segment Reporting" for information about our lines of business and segments.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended March 31,
	2020	2019
Revenues	139,887	149,744
Voyage expenses	(2,317)	(5,775)
Vessel operating expenses	(26,104)	(26,101)
Time-charter hire expenses	(5,922)	(5,591)
Depreciation and amortization	(32,639)	(34,126)
General and administrative expenses (1)	(6,167)	(6,632)
Write-down of vessels	(45,000)	—
Restructuring charges	—	(2,158)
Income from vessel operations	21,738	69,361

Liquefied Gas Carriers (1)	21,738	70,443
Conventional Tankers (1)(2)	—	(1,082)
	21,738	69,361

Equity Income – Liquefied Gas Carriers	373	5,578

Calendar-Ship-Days (3)
Liquefied Gas Carriers	2,740	2,850
Conventional Tankers	—	113

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)
Further information on Teekay LNG’s conventional tanker results can be found in “Item 1 – “Financial Statements: Note 5 – Segment Reporting.” Teekay LNG sold its two remaining conventional tankers, the Toledo Spirit and the Alexander Spirit, in January and October 2019, respectively.

(3)	Calendar-ship-days presented relate to consolidated vessels.

Income from vessel operations for Teekay LNG decreased to $21.7 million for the three months ended March 31, 2020, compared to $69.4 million for the same period in the prior year, primarily as a result of:

•
a decrease of $45.0 million for the three months ended March 31, 2020, due to the write-down of six multi-gas carriers during the first quarter of 2020 to their estimated fair values as described above in "Recent Developments in Teekay LNG";

•	a decrease of $3.8 million due to higher performance claims on certain of Teekay LNG's LNG vessels;

•
a decrease of $3.1 million for the three months ended March 31, 2020, due to the sales of the Toledo Spirit, Alexander Spirit, WilPride, and WilForce between January 2019 and January 2020, partially offset by the restructuring expense incurred during the first quarter of 2019 upon the sale of the Toledo Spirit; and

•	a decrease of $1.8 million for the three months ended March 31, 2020, due to lower rates earned upon the redeployment of the Magellan Spirit in May 2019;
partially offset by

•
an increase of $4.1 million for the three months ended March 31, 2020, due to the scheduled dry docking of the Galicia Spirit for 37 days and the Madrid Spirit being off-hire for 20 days during the first quarter of 2019;

•
an increase of $1.7 million for the three months ended March 31, 2020, due to the seven multi-gas carriers being fully operational in the first quarter of 2020, compared to these vessels being off-hire for 51 days for scheduled dry dockings and repairs during the same period in 2019; and

•	an increase of $1.2 million for the three months ended March 31, 2020, due to the delivery of the Yamal Spirit in January 2019.

Equity income related to Teekay LNG’s liquefied gas carriers was $0.4 million for the three months ended March 31, 2020, compared to equity income of $5.6 million for the same period in the prior year. The changes were primarily as a result of:

•
a decrease of $23.1 million for the three months ended March 31, 2020, from the Bahrain LNG Joint Venture, primarily due to an increase in unrealized losses in its interest rate swaps due to a larger decrease in long-term LIBOR benchmark interest rates relative to the beginning of 2020 compared to the same period in the prior year and the recognition of a credit loss provision in the first quarter of 2020 upon the adoption of the new Accounting Standards Update, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). These decreases were partially offset by an increase in operating income in the Bahrain LNG Joint Venture due to the commencement of the terminal use agreement in January 2020;

partially offset by

•
an increase of $10.4 million for the three months ended March 31, 2020, from Teekay LNG's 50%-owned investment in the six ARC7 LNG carriers (or the Yamal LNG Carriers) relating to the Yamal LNG Joint Venture, primarily due to the delivery of four of ARC7 LNG carrier newbuildings, the Nikolay Yevgenov, the Vladimir Voronin, the Georgiy Ushakov, and the Yakov Gakkel in June 2019, August 2019, November 2019, and December 2019, respectively;

•
an increase of $4.7 million for the three months ended March 31, 2020, in Teekay LNG's 52%-owned investment in the LNG carriers relating to its Teekay LNG-Marubeni Joint Venture (or the MALT LNG Carriers), primarily due to higher charter rates earned for the Arwa Spirit and Marib Spirit in the first quarter of 2020 as the vessels commenced one-year, fixed-rate charter contracts in June and July 2019, respectively; and

•
an increase of $2.1 million for the three months ended March 31, 2020, from Teekay LNG's 50%-ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture), primarily due to higher LPG charter rates earned during the first quarter of 2020, a new in-charter commencing in October 2019, and fewer off-hire days compared to the same period in 2019.

Teekay Tankers
As at March 31, 2020, Teekay Tankers owned 52 double-hulled conventional oil and product tankers, time chartered-in two Aframax and two LR2 tankers, and owned a 50% interest in one Very Large Crude Carrier (or VLCC).

Recent Developments in Teekay Tankers
Between March and May 2020, Teekay Tankers entered into time charter-out contracts for five Suezmax tankers and one LR2 tanker with one-year terms at average daily rates of $45,600 and $29,000 respectively, and two Aframax tankers with one to two-year terms at an average daily rate of $25,600. All charter-out contracts, except for one Aframax charter, commenced between April 2020 and May 2020.

In January 2020, Teekay Tankers reached an agreement to sell the non-U.S. portion of its ship-to-ship transfer business, as well as its LNG terminal management business for $26 million, with an adjustment for the final amounts of cash and other working capital present on the closing date. The sale closed on April 30, 2020.

During the fourth quarter of 2019 and the first quarter of 2020, Teekay Tankers agreed to sell three Suezmax tankers in separate transactions for a combined sales price of approximately $59.8 million. Two vessels were delivered in February 2020 and the remaining vessel was delivered in March 2020.

Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for the three months ended March 31, 2020 and 2019.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended March 31,
	2020	2019
Revenues	341,900	238,161
Voyage expenses	(119,241)	(102,999)
Vessel operating expenses	(50,649)	(54,587)
Time-charter hire expense	(9,879)	(9,448)
Depreciation and amortization	(29,632)	(29,865)
General and administrative	(9,286)	(9,165)
Loss on sale of vessels	(3,087)	—
Income from vessel operations	120,126	32,097

Equity income	1,940	753

Calendar-Ship-Days (1)
Conventional Tankers	5,302	5,459

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Tanker Market
The first quarter of 2020 started on a relatively strong note, as positive supply and demand fundamentals existing during the fourth quarter of 2019 continued into the early part of the year. However, crude tanker spot rates gradually softened through the course of January 2020 due to lower demand ahead of Chinese New Year, and weakened further during February 2020 as the COVID-19 outbreak began to impact Asian crude oil imports.

The tanker market improved quickly during March 2020 with the collapse of the OPEC+ supply agreement and subsequent price war waged by Saudi Arabia and Russia. Both countries increased production substantially during March and April 2020, resulting in higher crude oil exports and increased shipping demand. At the same time, global oil demand plummeted as lockdown restrictions were implemented in many parts of the world in order to halt the spread of the COVID-19 virus. This led to a significant mismatch between global oil supply and demand and a historic build in global oil inventories. The rapid build in inventories drove oil prices to multi-year lows and pushed the crude oil futures curve into a steep contango, which encouraged oil traders to charter ships for floating storage. The increasing number of tankers being utilized for storage led to a tightening of available fleet supply which, in combination with healthy cargo supply, resulted in increased tanker fleet utilization. As a result, mid-size tanker spot rates during the first quarter of 2020 were the highest since 2008.

Crude tanker spot rates have remained firm at the beginning of the second quarter of 2020. However, the outlook for spot rates has become more uncertain. In the near-term, global oil supply is expected to decline substantially, which should result in fewer spot cargoes. The OPEC+ group of producers have announced record supply cuts of 9.7 million barrels per day (or mb/d) starting in May 2020, with Saudi Arabia subsequently pledging to cut supply by a further 1 mb/d in June 2020, while production in several non-OPEC countries is also starting to decline in response to lower oil prices. However, these supply cuts may be insufficient to offset the expected drop in oil demand in the near-term, potentially resulting in a further build in global oil inventories and more floating storage demand. The strength of the crude spot tanker market is likely to be determined by the relative balance between a decline in spot cargoes on one hand, and any rise in floating storage demand on the other, and we anticipate that the spot market will remain volatile in the near-term.

Looking further ahead, global oil demand is expected to begin a recovery as lockdown restrictions start to be lifted across the globe from May 2020 onwards. However, the pace and strength of this recovery is highly uncertain. OPEC+ supply cuts are expected to remain in place throughout 2020 and 2021, although OPEC+ has indicated the cuts may reduce over time. As global oil supply and demand adjust, Teekay Tankers may see a period of oil inventory destocking emerge, which may dampen tanker demand in the medium-term. The redelivery of vessels from floating storage into the spot trading fleet may also negatively impact crude tanker spot rates later in 2020 and into 2021.

Against the uncertainty around tanker demand, the tanker supply fundamentals offer a clear, positive counterbalance, with a much lower tanker orderbook than in previous cycles. The tanker orderbook, when measured as a percentage of the existing fleet, is currently at a 23-year low of around 8%. This compares to an orderbook of around 20% at the peak of the last market cycle in 2015 and just under 50% in 2008. New vessel ordering remains low due to financing constraints and uncertainty over what type of fuel and propulsion system to choose given new technology developments and future environmental legislation, such as IMO 2030. Finally, the global tanker fleet is aging with 370 mid-size tankers, or 19% of the fleet, currently 15 years of age or older, and thus likely to face scrapping in the coming years. When taking all of these factors into account, net tanker fleet growth is expected to be very low for at least the next two years.

In summary, the extraordinary upheaval in global oil markets at the start of 2020 has driven crude tanker spot rates to the highest level in more than 10 years. In the near-term, Teekay Tankers anticipates that rates will remain volatile due to a continued mismatch between oil supply and demand and an ongoing need for floating storage. The medium-term outlook is far less certain, and a period of lower oil supply coupled with inventory destocking may weigh on tanker demand. However, very low tanker fleet growth due to a small orderbook and high scrapping may lead to a faster rebalancing than in previous market cycles.

Income from vessel operations was $120.1 million for the three months ended March 31, 2020, compared to $32.1 million for the same period in the prior year, primarily as a result of:

•
an increase of $83.1 million for the three months ended March 31, 2020, due to higher overall average realized spot TCE rates earned by Suezmax, Aframax and LR2 product tankers, as well as as a higher extension rate from one time-charter out contract;

•
an increase of $12.0 million for the three months ended March 31, 2020, due to a lower number of off-hire days related to dry dockings and off-hire bunker expenses compared to the same period in the prior year; and

•
a net increase of $4.1 million due to a higher number of vessels on time-charter out contracts earning higher rates compared to spot rates for the first quarter of 2019, partially offset by decrease in spot voyage charter days resulting from a higher amount of FSL voyage days;

partially offset by

•
a decrease of $8.7 million for the three months ended March 31, 2020, due to the sale of one Suezmax tanker in the fourth quarter of 2019 and three Suezmax tankers in the first quarter of 2020 and the write-down of another Suezmax tanker classified as held for sale as of March 31, 2020; and

•
a decrease of $2.5 million for the three months ended March 31, 2020, primarily due to the amortization of dry-dock costs for various former Tanker Investments Limited (or TIL) vessels incurred for the first time subsequent to Teekay Tankers' acquisition of TIL in late 2017.

Teekay Parent
As at March 31, 2020, Teekay Parent had direct interests in three 100%-owned operating FPSO units, and in-chartered one FSO unit from Altera, all of which are included in Teekay Parent’s Offshore Production business. In addition, included in Teekay Parent’s Other and Corporate G&A segment were one FSO unit in-chartered from Altera, and one bunker barge in-chartered from a third party. Teekay Parent redelivered two shuttle tankers to Altera in March 2020, and one FSO unit to Altera in April 2019.

Recent Developments in Teekay Parent

In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO, which contract extends up to December 2030. Under the terms of the new contract, Teekay Parent received a cash payment of $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the EU ship recycling regulations.

In the first quarter of 2020, CNR International (U.K.) Limited (or CNR) provided formal notice to Teekay of its intention to decommission the Banff field and remove the Banff FPSO and the Apollo FSO from the field in June 2020. The oil production under the existing contract for the Petrojarl Banff FPSO unit is expected to cease in mid-2020, at which time Teekay Parent expects to incur decommissioning/asset retirement costs. Accordingly, the capitalized asset retirement obligation for the Petrojarl Banff FPSO unit was increased based on recent changes to cost estimates and the carrying value of the unit was then written down to its estimated residual value.

During the first quarter of 2020, Teekay Parent revised its expected cash flows from the Sevan Hummingbird FPSO unit based on the recent changes in oil prices and the offshore market, and recent discussions with potential buyers of the unit. This led to the write-down of the unit to its estimated fair value using a discounted cash flow approach.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, and the number of calendar-ship-days for its vessels for the three months ended March 31, 2020 and 2019.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Other and		Teekay Parent
	Production		Corporate G&A		Total
	Three Months Ended March 31,
	2020	2019	2020	2019	2020	2019
Revenues	45,933	49,438	46,334	50,659	92,267	100,097
Voyage expenses	(6)	(9)	—	—	(6)	(9)
Vessel operating expenses	(36,270)	(36,925)	(40,270)	(40,508)	(76,540)	(77,433)
Time-charter hire expenses	(7,950)	(11,102)	(3,305)	(3,697)	(11,255)	(14,799)
Depreciation and amortization	(10,646)	(8,036)	—	(80)	(10,646)	(8,116)
General and administrative expenses (1)	(699)	(2,595)	(2,125)	(4,580)	(2,824)	(7,175)
Write-down of vessels	(46,519)	(3,328)	—	—	(46,519)	(3,328)
Gain on commencement of sales-type lease	44,943	—	—	—	44,943	—
Restructuring charges	(1,054)	—	(1,334)	(6,463)	(2,388)	(6,463)
Loss from vessel operations	(12,268)	(12,557)	(700)	(4,669)	(12,968)	(17,226)

Calendar-Ship-Days (2)
FPSO Units	273	270	—	—	273	270
FSO Units	91	90	91	180	182	270
Shuttle Tankers	113	180	—	—	113	180

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units, all remaining calendar-ship-days presented relate to in-chartered vessels.
Teekay Parent – Offshore Production
Loss from vessel operations for Teekay Parent’s Offshore Production business was $12.3 million for the three months ended March 31, 2020, compared to loss from vessel operations of $12.6 million for the same period in the prior year. The change is primarily as a result of:

•
a decrease in loss of $44.9 million for the three months ended March 31, 2020, relating to the gain on the derecognition of the Petrojarl Foinaven FPSO unit as a result of a new bareboat charter agreement that was classified as a sales-type lease; and

•
a decrease in loss of $5.3 million for the three months ended March 31, 2020, related to the Sevan Hummingbird FPSO unit, primarily due to lower depreciation as a result of a write-down of the unit to its estimated fair value in the third quarter of 2019, and lower operating expenses as a result of the COVID-19 outbreak that occurred during the first quarter of 2020, which placed restrictions on the mobilization of vendors towards the end of the quarter;

partially offset by

•
an increase in loss of $43.2 million for the three months ended March 31, 2020, due to write-down of two of Teekay Parent's FPSO units in the first quarter of 2020, compared to impairment of one of Teekay Parent's FPSO units in the first quarter of 2019;

•
an increase in loss of $5.6 million for the three months ended March 31, 2020, related to the Petrojarl Banff FPSO unit, primarily due to an increase in depreciation in the first quarter of 2020 upon receiving notice of decommissioning of the Banff field that resulted in a shorter useful life of the FPSO unit.

Teekay Parent – Other and Corporate G&A
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $0.7 million for the three months ended March 31, 2020, compared to losses from vessel operations of $4.7 million in the same period in the prior year. The decrease in loss for the three months ended March 31, 2020 was primarily due to a decrease in corporate expenses.

Equity-Accounted Investment in Altera

During the three months ended March 31, 2019, we recognized an equity loss of $68.0 million in respect of Altera, which included a $64.9 million write-down of our investments in Altera related to the sale thereof to Brookfield Business Partners L.P. (or Brookfield), which occurred in May 2019.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three months ended March 31, 2020 and 2019:

	Three Months Ended
	March 31,
(in thousands of U.S. dollars)	2020	2019
	$	$
Interest expense	(62,520)	(73,671)
Interest income	2,803	2,689
Realized and unrealized losses on non-designated derivative instruments	(21,663)	(5,423)
Foreign exchange gain (loss)	6,646	(2,630)
Other (loss) income	(681)	28
Income tax expense	(3,792)	(5,036)
Interest Expense. Interest expense decreased to $62.5 million for the three months ended March 31, 2020, from $73.7 million for the same period in the prior year, primarily due to:

•
a decrease of $4.3 million for the three months ended March 31, 2020 in Teekay Parent as a result of the repurchase in 2019 and maturity in January 2020 of the 8.5% senior notes (or the 2020 Notes), partially offset by an increase in debt issuance cost amortization, and the higher interest rate for the 9.25% senior secured notes due November 2022 (or the 2022 Notes) issued by Teekay Parent in May 2019;

•
a decrease of $2.3 million for the three months ended March 31, 2020, as the proceeds from the sales of the WilForce and WilPride were used to the repay Teekay LNG's term loans that were collateralized by these vessels;

•
a decrease of $2.0 million for the three months ended March 31, 2020 relating to Teekay LNG's extinguishment of debt issuance costs upon completion of the debt refinancing in January 2019 of the Sean Spirit; and

•
a decrease of $1.8 million for the three months ended March 31, 2020 in Teekay Tankers primarily due to the debt refinancing completed in the first quarter of 2020, which resulted in a lower principal balance and interest rates in comparison to those under the refinanced credit facilities.

Realized and unrealized gains (losses) on non-designated derivative instruments. For the three months ended March 31, 2020 and 2019, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1.0 billion and $1.2 billion, respectively, with average fixed rates of approximately 2.9% and 3.0%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 2.9% and, as such, we incurred realized losses of $2.7 million during the three months ended March 31, 2020, compared to realized losses of $1.7 million for the same period in the prior year under the interest rate swap agreements.
Primarily as a result of significant changes in the long-term benchmark interest rates during the three months ended March 31, 2020, compared with the same periods in 2019, we recognized unrealized losses of $18.8 million in the three months ended March 31, 2020, compared to unrealized losses of $6.0 million for the same period in the prior year under the interest rate swap agreements.

Prior to the 2019 Brookfield Transaction, Teekay held 15.5 million Brookfield Transaction Warrants and 1,755,000 Series D Warrants of Teekay Offshore. Please read “Item 1 – Financial Statements: Note 16 – Derivative Instruments and Hedging Activities”. During the three months ended March 31, 2019, we recognized unrealized gains of $1.9 million and $0.4 million on these warrants. As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.
Foreign Exchange Gain (Loss). Foreign currency exchange gain was $6.6 million for the three months ended March 31, 2020, compared to a loss of $2.6 million for the same period in the prior year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, finance leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
For the three months ended March 31, 2020, foreign currency exchange gains (losses) included realized losses of $1.8 million (2019 – $1.4 million) and unrealized losses of $49.5 million (2019 – loss of $1.9 million), respectively, on our cross currency swaps, and unrealized gains of $54.0 million (2019 – loss of $0.6 million), on the revaluation of our NOK-denominated debt.

Income Tax Expense. Income tax expense decreased to $3.8 million for the three months ended March 31, 2020, compared to $5.0 million for the same period in the prior year, primarily due to decreases in freight tax accruals in the first quarter of 2020.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use certain of our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. As at March 31, 2020, Teekay Corporation’s total consolidated cash and cash equivalents (including cash presented in assets held for sale) were $566.4 million, compared to $354.4 million at December 31, 2019. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents, undrawn credit facilities and the undrawn portion of a loan, which is determined based on certain borrowing criteria, to finance Teekay Tankers' pool management operations, was $827.9 million as at March 31, 2020 and $672.0 million as at December 31, 2019.

Our revolving credit facilities and term loans are described in “Item 1 – Financial Statements: Note 10 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict our ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into new lines of business.

Our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and four of our loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2020, these vessel market value to loan ratios ranged from 136% to 225% compared to their minimum required ratios of 115% to 135%. Our long-term debt agreements contain other covenants that are discussed in this section and in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019. As of the date these unaudited consolidated financial statements were issued, the Company is in compliance with all covenants under its credit facilities and other long-term debt.

The indenture that governs our 2022 Notes (further described in the Teekay Parent section below) contains covenants that, among other things, restrict our and the guarantors’ ability to: incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem our equity interests; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make investments; sell assets; incur liens, including the granting of any lien on any of the 2022 Note collateral, or further pledging any of the 2022 Note collateral as security, subject to permitted liens; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of our assets. The indenture also provides that under specific circumstances we may be required to offer to use all or a portion of the net proceeds of sales of our FPSO units or sales of Class B common stock of Teekay Tankers consummated prior to a specified date to repurchase 2022 Notes at a premium. The indenture further provides that we may be required, under certain circumstances, to offer to use all or a portion of the net proceeds of certain asset sales (other than a sale of an FPSO unit or shares of Class B common stock of Teekay Tankers prior to the specified date) to repurchase 2022 Notes.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use foreign currency forward contracts, cross currency and interest rate swaps and forward freight agreements to manage currency, interest rate and spot tanker rates.

Teekay Parent
Teekay Parent primarily owns an equity ownership interest in the Daughter Entities, 100% ownership interests in the general partner of Teekay LNG and three FPSO units, provides management services to the Daughter Entities and third-parties, and in-charters a small number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, debt servicing costs and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Entities and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, to Teekay LNG, Teekay Tankers and Altera). As at March 31, 2020, Teekay Parent’s total cash and cash equivalents was $48.4 million, compared to $104.2 million at December 31, 2019. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $87.0 million as at March 31, 2020, compared to $195.3 million as at December 31, 2019. Giving pro forma effect for the $67 million upfront payment received in early April 2020 relating to the new Foinaven FPSO bareboat charter contract, Teekay Parent's total liquidity would have been approximately $154 million as of March 31, 2020.

On May 11, 2020, Teekay Parent and Teekay LNG eliminated all of Teekay LNG’s incentive distribution rights in exchange for 10.75 million newly-issued Teekay LNG common units (the IDR Transaction). Following the completion of this transaction on May 11, 2020, Teekay Parent now owns approximately 36 million common units of Teekay LNG and remains the sole owner of its general partner, which together represents an economic interest of approximately 42% in Teekay LNG.

In January 2020, the Company used $36.7 million to repay all remaining 2020 Notes at maturity.

Our Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the first quarter of 2019.

In April 2019, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. No shares of common stock have been issued under this COP as of March 31, 2020.

Teekay Parent's equity margin revolving credit facility provides for aggregate potential borrowings of up to $150 million, is secured by common units of Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Parent and matures in December 2020. As of March 31, 2020, Teekay Parent had drawn $60.0 million on its equity margin revolving credit facility and had $38.7 million available to be drawn based on the value of the collateral as of that date.

Teekay Parent has guaranteed obligations of Teekay Tankers pursuant to one of its credit facilities. As at March 31, 2020, the aggregate outstanding balance on such credit facilities was $89.8 million.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings following the transactions described above, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay LNG
Teekay LNG's primary liquidity needs for the remainder of 2020 through 2021 include payment of operating expenditures, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, its quarterly distributions, including payments of distributions on its Series A and Series B Preferred Units and common units and funding any common unit repurchases it may undertake. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends that it expects to receive from its equity-accounted joint ventures.

Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as its ability to raise debt or equity financing through public or private offerings.

As at March 31, 2020, Teekay LNG's consolidated cash and cash equivalents were $312.7 million, compared to $160.2 million at December 31, 2019. The increase in cash is primarily from receipts from sales-type leases upon the sale of the WilForce and WilPride in January 2020. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $372.7 million as at March 31, 2020, compared to $326.4 million as at December 31, 2019.

As at March 31, 2020, Teekay LNG had a working capital deficit of $204.3 million. This working capital deficit primarily arose from $328.4 million of long-term debt being classified as current at March 31, 2020 relating to scheduled maturities and repayments in the 12 months following March 31, 2020. Scheduled maturities include $96.1 million for Teekay LNG's NOK bonds maturing in May 2020 (taking into account Teekay LNG's associated cross currency swap with a notional amount of $134 million, net of $26 million cash held as collateral, the amount owing is $108.0 million) and $90.7 million of debt maturing in February 2021. Teekay LNG expects to manage its remaining working capital deficit primarily with net operating cash flow and expected dividends from its equity-accounted joint ventures, debt refinancings, and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2020, Teekay LNG had available liquidity from undrawn revolving credit facilities of $60.0 million. Teekay LNG does not have control over the operations of, nor does it have any legal claim to the revenue and expenses of its investments in, its equity-accounted joint ventures. Consequently, the cash flow generated by its investments in equity-accounted joint ventures may not be available for use by Teekay LNG in the period that such cash flows are generated.

Teekay LNG also guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at March 31, 2020 was $1.5 billion. As of the date these consolidated financial statements were issued, Teekay LNG's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that Teekay LNG guarantees.

In December 2018, Teekay LNG announced that its general partner's board of directors had authorized a repurchase program for the repurchase of up to $100 million of Teekay LNG's common units. During the three months ended March 31, 2020, Teekay LNG repurchased 1.4 million common units for $15.3 million and associated 2% general partnership interest of $0.3 million. As at May 29, 2020, the remaining dollar value of units that may be purchased under the program is approximately $55.8 million.

On May 11, 2020, Teekay Parent and Teekay LNG eliminated all of Teekay LNG’s incentive distribution rights in exchange for 10.75 million newly-issued Teekay LNG common units. Following the completion of this transaction on May 11, 2020, Teekay Parent now owns approximately 36 million common units of Teekay LNG and remains the sole owner of its general partner, which together represents an economic interest of approximately 42% in Teekay LNG. The conflicts committee of the board of directors of Teekay LNG’s general partner negotiated and approved the transaction, with the assistance of independent legal and financial advisors.

As part of its balanced capital allocation strategy, Teekay LNG increased its quarterly cash distributions on common units by 32% in 2020 from $0.19 per common unit to $0.25 per common unit commencing with the quarterly distribution paid in May 2020.

Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and dividends from its equity accounted joint ventures, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, and capital raised through financing transactions.

As at March 31, 2020, Teekay Tankers' total consolidated cash and cash equivalents and cash held for sale were $205.3 million, compared to $89.9 million at December 31, 2019. Teekay Tankers' cash balance as at March 31, 2020 increased primarily as a result of net operating cash flow and net proceeds received from the sale of three Suezmax vessels. Teekay Tankers' total liquidity, including cash, cash equivalents and cash held for sale and undrawn credit facilities that was determined on certain borrowing criteria, was $368.1 million as at March 31, 2020, compared to $150.3 million as at December 31, 2019.

In January 2020, Teekay Tankers entered into a $532.8 million long-term revolving credit facility (or the 2020 Revolver), which is scheduled to mature in December 2024, and which had an outstanding balance of $395.0 million as at March 31, 2020. Teekay Tankers used the proceeds from the 2020 Revolver to repay a portion of the $455.3 million then outstanding under Teekay Tankers' prior two revolving facilities, which were scheduled to mature between 2021 and 2022, and two term loan facilities, which were scheduled to mature between 2020 and 2021.

In November 2019, Teekay Tankers made the determination to transition away from its previous formulaic dividend policy, which was based on a payout of 30 to 50 percent of its quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing its cost of capital.

Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn short-term and long-term borrowings, which Teekay Tankers believes will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Three months ended March 31,
	2020	2019
	$	$
Net operating cash flows	438,959	105,154
Net financing cash flows	(252,476)	13,169
Net investing cash flows	47,800	(127,659)

Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of some of our FPSO units include incentives based on oil prices, changes in global oil prices during recent years have also impacted our operating cash flows.

Consolidated net cash flow from operating activities increased to $439.0 million for the three months ended March 31, 2020, from $105.2 million for the three months ended March 31, 2019. This increase was primarily due to a $261.0 million increase in direct financing lease payments received, which mainly related to payments received by Teekay LNG upon the sale of the WilForce and WilPride LNG carriers in January 2020. There was also a $91.8 million increase in income from operations (before depreciation, amortization, write-downs and gain on commencement of sales-type lease) of our businesses. For a further discussion of changes in income from operations from our businesses, please read “Results of Operations.” In addition, expenditures for dry docking decreased $12.4 million, and interest expense, including realized losses on interest rate swaps and cross currency swaps, decreased by a net amount of $9.9 million, compared to the corresponding period of 2019. These increases were partially offset by a $34.8 million decrease in cash flows from changes to non-cash working capital.

Financing Cash Flows
We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net payments on long-term debt, which are the proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $131.8 million in the three months ended March 31, 2020 compared to $38.5 million in the same period last year. Scheduled debt repayments increased by $15.3 million in the three months ended March 31, 2020, compared to the same period last year.

Teekay LNG received $158.7 million during the three months ended March 31, 2019 from the sale-leaseback financing transaction completed for the Yamal Spirit.

Teekay LNG used $15.6 million to repurchase common units during the three months ended March 31, 2020, compared to $9.5 million used for repurchases in the same period last year.

Investing Cash Flows
During the three months ended March 31, 2020, we incurred capital expenditures for vessels and equipment of $8.7 million, primarily for capitalized vessel modifications. Teekay Tankers received proceeds on the sale of three Suezmax tankers of $60.9 million.

During the three months ended March 31, 2019, we incurred capital expenditures for vessels and equipment of $124.5 million, primarily for capitalized vessel modifications and shipyard construction installment payments related to Teekay LNG's final LNG carrier newbuilding, the Yamal Spirit. Teekay LNG contributed $2.9 million to its equity-accounted joint ventures, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture.
CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at March 31, 2020, excluding expected interest payments where applicable:

		Remainder of					Beyond
	Total	2020	2021	2022	2023	2024	2024
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1)(2)	293.2	96.1	115.4	—	81.7	—	—
Scheduled repayments of long-term debt (1)(2)	648.7	105.2	121.6	111.4	112.7	46.9	150.9
Repayments on maturity of long-term debt (1)(2)	755.4	0.4	180.2	245.0	—	54.8	275.0
Scheduled repayments of obligations related to finance leases (3)	1,846.6	105.1	138.6	137.0	135.5	132.0	1,198.4
Commitments under operating leases (4)	267.7	35.8	47.6	34.9	23.9	23.9	101.6
Equipment and other construction contract costs(5)	54.4	17.1	22.2	15.1	—	—	—
	3,866.0	359.7	625.6	543.4	353.8	257.6	1,725.9
Teekay Tankers
Scheduled repayments of long-term and other debt (2)	265.5	9.3	57.4	80.4	65.3	53.1	—
Repayments on maturity of long-term and other debt (2)	219.3	—	71.1	—	—	148.2	—
Scheduled repayments of obligations related to finance leases (2)	408.7	19.3	27.3	29.5	31.9	34.6	266.1
Chartered-in vessels (operating leases) (6)	33.1	26.6	6.5	—	—	—	—
	926.6	55.2	162.3	109.9	97.2	235.9	266.1
Teekay Parent
Bond repayments (2)	375.0	—	—	250.0	125.0	—	—
Repayments on maturity of long-term debt (2)	60.0	60.0	—	—	—	—	—
Chartered-in vessels (operating leases) (7)	42.5	9.2	9.2	9.2	9.2	5.7	—
Asset retirement obligations (8)(9)	49.7	19.0	24.6	—	—	—	6.1
	527.2	88.2	33.8	259.2	134.2	5.7	6.1
Total	5,319.8	503.1	821.7	912.5	585.2	499.2	1,998.1

(1)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2020.

(2)
Our interest-bearing obligations include bonds, commercial bank debt and obligations related to finance leases. Please read “Item 1 – Financial Statements: Note 6 – Leases" and “Item 1 – Financial Statements: Note 10 – Long-Term Debt” for the terms upon which future interest payments are determined as well as “Item 1 – Financial Statements: Note 16 – Derivative Instruments and Hedging Activities" for a summary of the terms of our derivative instruments which hedge certain of our floating rate interest-bearing obligations.

(3)	Includes, in addition to lease payments, amounts Teekay LNG is required to pay to purchase the leased assets at the end of their respective lease terms.

(4)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $191.3 million under those leases from the remainder of 2020 to 2029.

(5)
The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, has receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its 20-year agreement with NOGA. As at March 31, 2020, its 30% share of the estimated remaining costs included in the table above is $11.4 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $7 million related to its proportionate share.

In June 2019, Teekay LNG entered into an agreement with a contractor to supply equipment on certain of Teekay LNG's LNG carriers in 2021 and 2022, for an estimated installed cost of $60.6 million. As at March 31, 2020, Teekay LNG's estimated remaining costs of this installation was $43.1 million.

(6)
Excludes payments required if Teekay Tankers execute options to extend the terms of in-chartered leases signed as of March 31, 2020. If Teekay Tankers exercise all options to extend the terms of signed in-chartered leases, Teekay Tankers would expect total payments of $27.3 million (remainder of 2020), $25.5 million (2021), and $4.8 million (2022).

(7)
Teekay Parent in-charters two FSO units from Altera. One of the FSO units are on a back-to-back out-charter to a third party. One of the FSO units are part of the service contract of the Petrojarl Banff FPSO unit.

(8)
Teekay Parent has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. The obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. We expect that the ARO will be covered in part by contractual payments of approximately $8.0 million, presented in other non-current assets on our balance sheets, to be received from FPSO contract counterparty.

(9)
Teekay Parent recognized an ARO relating to the clean-up and disposal of the Petrojarl Foinaven FPSO unit. This obligation is expected to be settled at the end of the bareboat charter, currently assumed to be in March 2025. Teekay Parent is entitled to receive an amount from the charterer at the end of the bareboat charter that is currently expected to cover the costs of the ARO. The $6.1 million amount is the present value of the estimated Petrojarl Foinaven ARO as at March 31, 2020.

CRITICAL ACCOUNTING ESTIMATES
Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019. There were no significant changes in accounting estimates or assumptions from those discussed in such Annual Report on Form 20-F except relating to the impairment of Teekay Parent's two FPSOs and the impairment of six of Teekay LNG's seven wholly-owned multi-gas carriers during the three months ended March 31, 2020, as discussed in "Item 1 – Financial Statements: Note 7 – Write-down and Loss on Sale" and the following "Credit Losses" section.

Credit Losses

In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of credit losses, while providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. The Company adopted ASU 2016-13 on January 1, 2020.

A substantial majority of our exposure to potential credit losses relates to Teekay LNG's direct financing and sales-type leases, including those within its equity-accounted joint ventures. See "Item 18 – Financial Statements: Note 13 - Financial Instruments" for a description of these direct financing and sales-type leases.

Judgments and Uncertainties. ASU 2016-13 gives entities the flexibility to select an appropriate method to measure the estimate of expected credit losses. That is, entities are permitted to use estimation techniques that are practical and relevant to their circumstances, as long as they are applied consistently over time and aim to faithfully estimate expected credit losses. We have determined the credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases using an internal historical loss rate method. We concluded that using a loss rate method which is primarily based on internal historical data is inherently more representative than primarily using external data, which may include all industries, or all oil and gas or all marine transportation, which are not as comparable. In addition, a substantial majority of our customers are private single-purpose entities or subsidiaries or joint ventures of larger listed-entities that do not publish financial information nor do they have published credit ratings determined by credit rating agencies. In the limited circumstances where relevant and reliable external data is available, we have considered such data in making adjustments to our internally derived loss rate, in those circumstances where judged to be appropriate. Judgment is required to determine the applicability and reliability of the external data used. The credit loss provision for the residual value component is based on the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Given the volatility in vessel values, the selection of the method to estimate the credit loss provision for the residual value component involves judgment.

In addition to the judgment used in selecting the methods to measure the credit loss provision, there is also judgment used in applying the methods. We have used judgment in determining whether or not the risk characteristics of a specific direct financing lease or sales-type lease at the measurement date are consistent with those used to measure the internal historical loss rate, and to determine whether we expect current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. In addition, judgment has been used to determine the internal historical loss rate, as it is based in part on estimates of the occurrence or non-occurrence of future events which will dictate the amount of recoveries earned or additional losses incurred associated with known losses incurred to date. Judgment has also been used to determine the adjustment required to the internal historical loss rate, in those circumstances where relevant and reliable external data was identified. Furthermore, the current estimated fair value of the vessels used in our estimate of expected credit losses for direct financing and sales-type leases has been determined based on second-hand market comparable values. Judgment is used when vessels sold are different in age, size and technical specifications compared to our vessels. Since vessel values can be volatile, our estimates may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

Effect if Actual Results Differ from Assumptions. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. More specifically, if the judgments used in determining our adjusted historical loss rate for one or more direct financing and sales-type leases results in an adjusted historical loss rate that results in a credit loss provision that is lower (higher) than actual results, our earnings in one or more periods would be overstated (understated) and our total equity in one or more periods would be overstated (understated). In addition, if our estimates of the residual value of the vessels is understated (overstated) and actual results are higher (lower), our earnings in one or more periods may be understated (overstated) and our total equity in one or more periods would be understated (overstated).

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2020, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•	the expected scope, duration and effects of the novel coronavirus pandemic;

•	our expectations regarding the effects of the COVID-19 pandemic on our industry and business, including our liquidity;

•
conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and spot tanker charter rates and volatility and oil production and competition for providing services;

•	the impact of future changes in the demand for and price of oil, and the related effects on the demand for and price of natural gas;

•	forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries and vessel scrapping;

•	OPEC+ oil production or oil supply cuts and floating storage demand;

•
meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay LNG and Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;

•	our future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	expected uses of proceeds from vessel or securities transactions;

•	our ability and plans to obtain financing for new and existing projects, refinance existing debt obligations and fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•
our expectations regarding our ability to settle the asset retirement obligations related to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea and the asset retirement obligations related to the clean-up and disposal of the Petrojarl Foinaven FPSO unit also operating in the North Sea;

•	the expected dissolution of the pool in which Teekay LNG's seven wholly-owned multi-gas vessels are being managed;

•	the expected timing and cost relating to the additional equipment to be installed for certain of Teekay LNG's LNG carriers;

•
the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business and the effect of IMO 2020;

•	our expectation of being able to pass along the higher cost of low sulphur fuel to our customers;

•	expected costs, capabilities, acquisitions and conversions, and the commencement of any related charters or other contracts;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter or on a short-term charter contract;

•	the expectations as to the chartering of unchartered vessels;

•	the expected commencement of certain charter contracts;

•
our expectations and estimates regarding future charter business, with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	the expected timing and completion of dry docking activities;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	our expectations regarding the ability of our other customers to make charter payments to us;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative and other contracts to fulfill their contractual obligations;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	our expectations regarding tax positions, liabilities and classifications;

•	our expectations regarding accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;

•	the future valuation or impairment of our assets, including our FPSO units and goodwill;

•	our expectations as to the useful lives of our vessels;

•	our expectations regarding pattern of expense recognition of chartered-in vessels; and

•	the potential impact of proposed accounting treatment or new accounting guidance.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated improvements to pipeline capacity to the U.S. Gulf coast and its effect on U.S. crude exports; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; OPEC+ production and supply levels; oil contango levels; the duration and extent of the COVID-19 outbreak and any resulting effects on the markets in which we operate; the impact of the COVID-19 outbreak on our ability to maintain safe and efficient operations; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; potential delays or cancellations of anticipated vessel delivery; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; political, governmental and economic instability in the regions and markets in which we operate; the application of sanctions to us or any of our counterparties or joint venture parties; the effects of the effectiveness of the IMO's 2020 fuel regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for FPSOs, LNG or LPG carriers; effects of the issuance of additional shares of common stock and other equity securities on cash distributions by Teekay LNG and Teekay Tankers; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; potential inability to obtain charters; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; cost overruns; our exposure to interest rate and currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; Teekay LNG's ability to secure commercial alternatives for its seven wholly-owned multi-gas vessels after its agreement with the Manager ends; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; the duration and impacts of the COVID-19 pandemic; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
MARCH 31, 2020
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 12c – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
Not applicable
Item 5 – Other Information
None
Item 6 – Exhibits
The following exhibits are filed as part of this Report:

4.1	Fifth Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., dated as of May 11, 2020.
4.2	Exchange Agreement, dated as of May 9, 2020, by and between Teekay LNG Partners L.P. and Teekay GP L.L.C.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) FILED WITH THE SEC ON NOVEMBER 29, 2017; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) FILED WITH THE SEC ON APRIL 24, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 29, 2020	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)